Exhibit 99.3

155 Wellington Street West Toronto, ON M5V 3J7 Canada dwpv.com

September 19, 2023

Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St. John's, NL A1B 3T2

Prospectus Supplement of Fortis Inc.

We refer to the prospectus supplement dated September 19, 2023 (the "Prospectus Supplement") to the short form base shelf prospectus of Fortis Inc. (the "Corporation") dated November 21, 2022.

We hereby consent to the use of our firm’s name under the headings "Legal Matters" and “Documents Filed as Part of the Registration Statement” in the Prospectus Supplement, and consent to the use of our firm's name and the reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,

(signed) Davies Ward Phillips & Vineberg LLP